SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a - 16 OR 15d - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

SkyePharma PLC

(Translation of registrant’s name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F    X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SkyePharma PLC

By:	/s/ Douglas Parkhill
Name:	Douglas Parkhill
Title:	Company Secretary

Date: September 28, 2005

FOR IMMEDIATE RELEASE	28 SEPTEMBER, 2005

SkyePharma PLC

Interim Results Announcement

for the Six Months Ended 30 June 2005

Operating highlights

•	US approval and launch of Triglide™ (fenofibrate)

•	New agreement with GlaxoSmithKline on Paxil CR™

•	Paxil CR™ returned to US market 27 June

•	DepoDur™ granted conditional approval in UK

•	DepoBupivacaine™ licensed to Mundipharma for all territories outside North America and Japan

•	Foradil® Certihaler® approved in Germany and launched by Novartis

•	Pulmicort® HFA-MDI filed by AstraZeneca in first European market

Financial highlights

•	Revenue up 3% to £36.0 million (2004: £35.1 million)

•	Royalties 33% of total revenue, up 17% to £12.0 million (2004: £10.3 million)

•	Gross profit down 9% to £21.4 million (2004: £23.5 million)

•	R&D down 24% to £10.9 million (2004: £14.4 million)

•	Operating loss before exceptionals down 82% to £0.3 million (2004: £1.6 million)

•	Operating loss after exceptionals up £0.2m to £0.3 million (2004: £0.1 million)

•	Deferred income down by £0.9 million to £13.2 million (as at 31 December 2004: £14.1 million)

•	Loss for the period up 7% to £9.3 million (2004: £8.7 million)

•	Loss per share 1.5p (2004: 1.4p)

•	Net cash £19.0 million (as at 31 December 2004: £15.3 million)

•	Announcement of rights issue, raising £35 million of new money

Michael Ashton, Chief Executive, said: “The first half of 2005 has seen a number of significant achievements including the approvals and subsequent launches of two important products, Triglide™ in the US and Foradil® Certihaler® in Germany, its first major market. We have appointed the first licensee for DepoBupivacaine™ on terms which will largely fund its development. I am pleased to report that Paxil CR™ has returned strongly to the US market. We have also decided to take Flutiform™ through Phase III development ourselves before out-licensing which will, we believe, create significant additional value for shareholders.”

For further information please contact:

SkyePharma PLC
Ian Gowrie-Smith, Non-executive Chairman Michael Ashton, Chief Executive Officer Peter Laing, Director of Corporate Communications Today Thereafter Sandra Haughton, US Investor Relations	+44 207 466 5000 +44 207 491 1777 +1 212 753 5780

Buchanan Communications	+44 207 466 5000
Tim Anderson / Mark Court/Rebecca Skye Dietrich

About SkyePharma

SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company’s proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit http://www.skyepharma.com.

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the U.S. Private Securities Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma’s 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to SkyePharma’s ability to manufacture products on a large scale or at all, risks related to SkyePharma’s and its marketing partners’ ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to SkyePharma’s ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

OPERATIONAL REVIEW

Products on the market

In March 2005, the FDA halted US distribution of Paxil CR™, our improved formulation of GlaxoSmithKline’s Paxil®, and another unrelated product because of manufacturing problems at a GlaxoSmithKline plant in Puerto Rico. These problems have now been resolved and GlaxoSmithKline returned Paxil CR™ to the market at the end of June. However because of the supply disruption GlaxoSmithKline’s total sales of Paxil CR™ in the first half of 2005 were down by 65% in constant exchange rate terms to £67 million ($126 million). Prior to the FDA action, Paxil CR™ held about 7% of all new US prescriptions for SSRI antidepressants and we are encouraged by the trend in new prescriptions. We concluded a new agreement with GlaxoSmithKline in April that not only provided us with a $10 million lump-sum payment and increased the royalty rate on this product from 3% to 4% but also maintained our royalty income even while the product was off the market.

Xatral® OD (Uroxatral® in the USA) is our once-daily version of Sanofi-Aventis’s Xatral® (alfuzosin), a treatment for the urinary symptoms of benign prostatic hypertrophy. Xatral® OD has been on the market outside the USA since April 2000 and the older multidose versions of Xatral® have now largely been withdrawn. Uroxatral®, launched in the USA in November 2003, currently holds 11% of the combined prescriptions written for it and for its main competitor. Xatral® OD has now been approved in Europe for a second indication, acute urinary retention, with Phase III trials ongoing for the USA. In the first half of 2005, reported sales of all forms of Xatral® were €157 million, up by 16% in constant exchange rate terms.

Sales of DepoCyt® in the USA by our partner Enzon were $3.3 million, up 45% on the prior year. Our European partner Mundipharma, which launched the product as DepoCyte® in February 2004, had sales of $2.2 million. We have now completed the Phase IV trial that will be used to support a filing for the most common form of neoplastic meningitis, associated with solid tumours.

Solaraze®, our topical gel treatment for actinic keratosis, is now marketed in the US by the Doak Dermatologics unit of Bradley Pharmaceuticals. Sales in the first half of 2005 were in the region of $5 million. Solaraze® is marketed in Europe and certain other territories by Shire Pharmaceuticals. In the first half of 2005 Shire’s total non-US sales were $5.4 million, up by 44%.

In December our US marketing partner Endo Pharmaceuticals launched DepoDur™, our new injectable analgesic for the treatment of pain after surgery. Sales in the first half of 2005 were $2.3 million. Given the length of time typically needed to establish hospital products, we are confident that this initial sales level does not reflect the full potential of the product. In the UK, we were informed by the UK regulatory agency, the CSM, that it will recommend approval for DepoDur™, subject to certain conditions being satisfied. We are in discussions with the CSM about these conditions (which do not require further clinical trials). Assuming final approval is received, the UK approval will be used as the basis for seeking approval throughout the European Union under the EU’s Mutual Recognition procedure. DepoDur™ will be marketed in Europe by our partner Zeneus Pharma.

Following FDA approval in May, First Horizon Pharmaceutical Corporation launched Triglide™ (fenofibrate) on the US market in July. We licensed Triglide™, a once-daily oral treatment for elevated blood lipid disorders, to First Horizon in 2004. We will receive 25% of First Horizon’s net sales of this product in the form of royalty income and manufacturing revenues. Lipid disorders such as elevated cholesterol and triglycerides are proven risk factors for cardiovascular disease and already affect over half of the US population. Even among the minority who are treated, only a few attain target goals. Treatment therefore represents a major area of unmet medical need. Fenofibrate not only lowers levels of total triglycerides and LDL cholesterol (“bad cholesterol”) in the bloodstream but also has the valuable property of raising abnormally low levels of HDL cholesterol (“good cholesterol”), increasingly recognized as a major cardiovascular risk factor. Sales of Abbott’s Tricor®, the current branded version of fenofibrate, already exceed US$ 1 billion. Fenofibrate is highly insoluble in water, resulting in variable uptake from the stomach and requiring the patient to take the tablets with food. In Triglide™ this drawback has been overcome by our proprietary IDD™-P solubilization technology. Triglide™ has comparable absorption under both fed and fasting conditions and therefore allows patients to take the drug at any time, improving compliance and simplicity for both patients and prescribers.

Products in late-stage development

Foradil® Certihaler® is our new version of Novartis’ long-acting bronchodilator Foradil® (formoterol). We developed not only the multidose dry-powder inhaler device but also the formulation technologies that ensure dose consistency regardless of storage conditions. These technologies are also involved in a new collaboration with Novartis to jointly develop another bronchodilator, QAB149. The product has now been launched in Germany and is approved in eleven other countries in Europe, Latin America and South Africa. In the USA, where the product will be marketed by Schering-Plough, Novartis has responded to the FDA about the conditions imposed in a second “approvable” letter issued in December 2004.

We have completed Phase III trials of Requip 24hr™, the once daily version of GlaxoSmithKline’s Parkinson’s drug Requip®. The product is expected to be filed by GlaxoSmithKline later this year.

We are developing several other asthma drugs in metered-dose aerosol inhalers (MDIs) powered by a hydrofluoroalkane (HFA) propellant gas. AstraZeneca has now filed for approval of an HFA-MDI version of the inhaled steroid Pulmicort® (budesonide) in the first country in Europe, triggering a milestone payment. We will also receive double-digit royalties on sales of Pulmicort® HFA-MDI. Our own HFA-MDI version of the bronchodilator formoterol will commence Phase III trials in the autumn, on track for planned filing in 2007. Because of the success of combination products, there is now a correspondingly diminishing market opportunity for single agent bronchodilators and we are therefore currently undertaking a strategic review of formoterol HFA-MDI.

Flutiform™ HFA-MDI (a fixed-dose combination of formoterol and the inhaled steroid fluticasone) has now completed its Phase II trial. The results have been reviewed by the FDA and we have now submitted an IND to commence Phase III trials in early 2006 with a target filing date of mid-2007. The market for combination products for asthma alone is already worth in excess of $5 billion and growing rapidly and is projected to be worth $10 billion by 2010. We continue to believe that Flutiform™ will be an important product, with significant advantages over the limited number of potentially competitive products that we expect can reach this market over the next few years. As discussed in more detail in the accompanying release today, we have now decided to proceed with Phase III development at our own expense. This should allow us to appoint a marketing partner or partners at a later stage and therefore on substantially better terms than we had previously intimated.

We have extended our relationship with Mundipharma, our European marketing partner for DepoCyte, by granting rights outside North America and Japan for DepoBupivacaine™, a long-acting local anaesthetic that we believe complements DepoDur™. We will receive up to $80 million in milestone payments and a 35% share of sales (30% in markets outside Europe). DepoBupivacaine™ is currently in Phase II trials, with results expected in the autumn. At that time we will commence negotiations with potential US licensees. Endo, our US marketing partner for DepoDur™, has the right of first negotiation for US commercial rights to DepoBupivacaine™. We are also in negotiations to appoint licensees for other territories.

Propofol IDD-D™ is our novel formulation of propofol, a widely-used injectable anaesthetic and sedative. Our formulation has been designed not to support microbial growth, a recognised problem with current versions, and should provide uninterrupted sedation for 24 hours, ideal for the fast-growing intensive care market. We are in dialogue with the FDA on the design of the additional trials required for approval. We are also in current discussion with potential licensees for Europe and certain other markets.

Current trading and prospects

Apart from the continued delay in the licensing in Flutiform™, the results and net loss for the first half of 2005 were in line with the Directors’ expectations. These expectations have been revised as a result of the decision to self-fund the development of Flutiform™. This decision will result in additional development costs of £8 million which it had previously assumed would be reimbursed by a partner during the second half of 2005. The balance of the business is expected to perform broadly in line with Directors’ previous expectations.

The future

We are determined to maximise the long-term return from our products and to move away from reliance on one-off milestone payments, which historically have made up the majority of our revenues. Where possible, we have also taken products further in development before out-licensing in order to optimise the returns we can obtain. Inevitably this has brought a short-term penalty in terms of revenues and cashflow but we are confident that this is the correct long-term approach, which will greatly enhance the value of our products to the company.

In the accompanying release, you will see that I have indicated to the Board that it is my intention to retire next year after I reach the age of 60. It has been my great pleasure to work with such a talented group of staff at SkyePharma. I will be stepping down no later than the Annual General Meeting. Meanwhile I will be working with the Board to identify a successor and to ensure a smooth transition.

Michael Ashton

Chief Executive

FINANCIAL REVIEW

Turnover

Revenues for the half year were 3% higher at £36.0 million compared with £35.1 million in the same period in 2004. This is primarily due to an increase in royalty income as well as higher manufacturing and distribution revenue. Revenues have increased by a cumulative annual growth rate of 37% since 1996.

Contract development and licensing revenues decreased 7% to £19.5 million for the period (H1 2004: £21.0 million). Revenues recognised from milestone payments and payments received on the signing of agreements in the period decreased by £0.5 million to £17.6 million and included revenues from First Horizon for the US marketing and distribution rights for Triglide and Mundipharma for the European marketing and distribution rights for DepoBupivacaine. In addition, £3.3 million of revenue was recognised from GlaxoSmithKline on the phase III clinical trials of Requip (ropinirole), AstraZeneca on the phase III clinical trials of Budesonide HFA and Novartis on the phase II clinical trials of QAB 149. Research and development costs recharged fell by £1.0 million mainly due to a fall in the costs recharged to Micap plc in respect of the development of their microencapsulation technology.

Royalty income, principally from Paxil CR, Xatral OD, DepoCyt and Solaraze, increased by 17% to £12.0 million compared with the first half of 2004.

Manufacturing and distribution revenues increased by 19% to £4.6 million for the period mainly due to higher production of QAB 149, compared with £3.9 million in H1 2004.

Deferred income

During the period there was a net reduction in deferred income of £0.9 million under SkyePharma’s revenue recognition policy. Total deferred income of £13.2 million as at 30 June 2005 comprised:

	31 December 2004	Received *	Recognised	30 June 2005
	£ million	£ million	£ million	£ million
Contract development and licensing revenue	14.1	18.6	(19.5)	13.2

*	Includes exchange adjustments

Deferred income will be released in subsequent periods as the related costs are incurred or as any associated obligations under the relevant contracts are satisfied.

Cost of sales

Cost of sales comprises research and development expenditures, including the costs of certain clinical trials incurred on behalf of our collaborative partners, the direct costs of contract manufacturing, direct costs of licensing arrangements and royalties payable. Cost of sales increased by 26% to £14.6 million in the first six months of 2005 (H1 2004: £11.6 million). This was mainly due to an increase in manufacturing and distribution expenses ahead of the approval and launch of Triglide, as well as DepoDur costs since its launch in December 2004. The resulting gross profit decreased 9% to £21.4 million compared with £23.5 million in the first half of 2004.

Expenses

Selling, marketing and distribution expenses decreased to £0.5 million (H1 2004: £1.1 million), reflecting continued savings resulting from the Group reorganisation announced in 2003.

Amortisation of intangible assets remained at £1.0 million. Other administration expenses before exceptionals also remained relatively constant at £9.1 million in the first half, compared with £9.2 million in H1 2004. After exceptional items other administration expenses decreased marginally at £9.1 million in the first half (H1 2004: £9.8 million).

SkyePharma’s own research and development expenses in the period decreased by £3.5 million to £10.9 million mainly due to a reduction in expenditure on Budesonide HFA, DepoDur and other injectable products partly off set by an increase in expenditure on DepoBupivacaine and Flutiform.

The other operating expense in the first six months of £0.3 million relates to a loss due to the movement in the fair value of the Group’s investment in GeneMedix plc. This compares with a net gain of £2.7 million in H1 2004, comprising a gain of £0.6 million on the revaluation of the investment in GeneMedix and an exceptional £2.0 million profit in H1 2004 on disposal of the Group’s entire holding of Transition Therapeutics shares.

The Group began to equity account for Astralis Limited in December 2004 and the charge for the first six months is £0.6 million, compared with no charge in the first half of 2004.

Operating results

The operating loss after exceptionals of £0.3 million is broadly constant with the loss in 2004 of £0.1 million. Before exceptionals the Group made a loss of £0.3 million compared with a loss of £1.6 million in H1 2004. The reduction is mainly due to the decrease in the Group’s own research and development of £3.5 million, partly offset by the increase in cost of sales. The retained loss for the period increased by 7% to £9.3 million (H1 2004: £8.7 million), after net interest payable of £8.3 million (H1 2004: £8.5 million). Earnings before interest, tax, depreciation and amortisation (‘EBITDA’), a commonly used indicator, resulted in a profit of £3.3 million in the period (H1 2004: £3.9 million).

The loss per share for the period was 1.5 pence, which represents a 7% increase compared with a loss of 1.4 pence for the same period in 2004.

Foreign currency movements did not have a material impact on the results of operations in 2005 compared with 2004.

Balance sheet

The balance sheet at 30 June 2005 shows shareholders’ equity of £32.1 million, with cumulative goodwill written off to the profit and loss account reserve of £147.6 million.

In July 2004 the Group exchanged £49.6 million of its convertible bonds due 2005 for convertible bonds due 2024, leaving £9.8 million of the 2005 bonds outstanding. In September 2004 the £49.6 million 2024 convertible bonds were consolidated to form a single series with the £20 million 2024 bonds issued in May 2004. In June 2005 the Group issued £20 million 8% convertible bonds. Unless previously redeemed or converted, the bonds will be redeemed by the Group at their principal amount in June 2025. In addition the company repaid the £9.8 million balance on the convertible bonds due June 2005. As a result of these transactions the Group has £69.6 million convertible bonds due May 2024 and £20 million convertible bonds due June 2025 outstanding as at 30 June 2005. On the balance sheet these are reflected as £63.3 million in liabilities and £28.5 million in equity.

During the period the Group issued 5,482,238 Ordinary Shares to two former Astralis Directors to acquire 11,160,000 common shares in Astralis.

Liquidity and capital resources

At 30 June 2005 SkyePharma had cash and short-term deposits of £20.2 million and a bank overdraft of £1.2 million, compared with £15.3 million cash and no bank overdraft at 31 December 2004. Bank and other non-convertible debt amounted to £11.3 million at 30 June 2005, consisting principally of a £6.8 million property mortgage secured by the assets of Jago. Net debt excluding the Paul Capital funding liabilities amounted to £54.4 million (31 December 2004: £55.5 million).

There was a net cash inflow from operating activities of £4.5 million for the half year (H1 2004: £3.0 million outflow). During the first half of 2005 purchases of property, plant and equipment were £1.1 million. Purchases of intangible fixed assets of £2.0 million mainly relate to the purchase of licenses to intellectual property in the area of pulmonary delivery.

This resulted in cash inflow before financing for the period of £1.3 million compared with a cash outflow of £4.4 million in the same period in 2004.

Cash inflows from financing in the period were £2.3 million (H1 2004: £11.7 million). In May 2005 the Group announced that it had signed agreements for a private placement of £20 million 8% convertible bonds, with a first put after five years by the holder of the bonds, and a final maturity of June 2025. The bonds were issued on 3 June 2005. This £20.0 million raised was received prior to 30 June 2005 with expenses being incurred after this date. The bonds are convertible at the option of the holder into SkyePharma Ordinary Shares at an initial conversion price of 81 pence at any time prior to maturity.

Borrowings of £5.2 million were repaid in the period (H1 2004: £3.3 million). This primarily comprises royalty payments paid to Paul Capital. The proceeds from the sale of future royalty interests to Paul Capital are classified as borrowings under IFRS and payments of royalties treated as a reduction of the liability.

In addition the company repaid the £9.8 million balance on the convertible bonds due June 2005.

International Financial Reporting Standards

The interim financial information for the six months ended 30 June 2005 has been prepared for the first time in accordance with IFRS. In preparing the financial information certain first-time adoption provisions have been applied. The Group has established IFRS accounting policies which it expects to apply in its financial statements for the year ended 31 December 2005 and applied these policies to its interim 2005 results. Further information on the impact of our transition to IFRS can be found in note 11.

Donald Nicholson

Finance Director

CONSOLIDATED INCOME STATEMENT

for the six months ended 30 June 2005

				Unaudited 6 months to 30 June 2004
	Notes	Unaudited 6 months to 30 June 2005		Pre- exceptional		Exceptional items (note 3)	Total
		£’000		£’000		£’000	£’000
Revenue	2	36,036		35,099		—	35,099
Cost of sales		(14,612)		(11,581)		—	(11,581)

Gross profit		21,424		23,518		—	23,518
Selling, marketing and distribution expenses		(467)		(1,133)		—	(1,133)
Administration expenses
Amortisation		(1,020)		(1,005)		—	(1,005)
Other administrative expenses		(9,073)		(9,223)		(537)	(9,760)
		(10,093)		(10,228)		(537)	(10,765)
Research and development expenses		(10,889)		(14,362)		—	(14,362)
Other (expense)/ income	4	(252)		644		2,021	2,665

Operating loss		(277)		(1,561)		1,484	(77)
Interest and similar expense		(8,652)		(8,856)		—	(8,856)
Interest and similar income		357		370		—	370
Share of loss in associate		(576)		—		—	—

Loss before income tax		(9,148)		(10,047)		1,484	(8,563)
Income tax expense		(124)		(95)		—	(95)

Loss for the period		(9,272)		(10,142)		1,484	(8,658)

Attributable to:
Equity holders of the Company		(9,272)		(10,142)		1,484	(8,658)

Earnings per share attributable to the equity holders of the Company during the period (expressed in pence per share)	5
Basic earnings per share		(1.5	)p	(1.6	)p	0.2p	(1.4	)p

Diluted earnings per share		(1.5	)p	(1.6	)p	0.2p	(1.4	)p

All results represent continuing activities.

See Notes to the Interim Financial Statements.

CONSOLIDATED BALANCE SHEET

as at 30 June 2005

	Notes	Unaudited 30 June 2005	Unaudited 31 December 2004
		£’000	£’000
ASSETS
Non-current assets
Goodwill and intangible assets		95,724	95,361
Property, plant and equipment		36,546	40,921
Investments in associates	6	16,752	14,332
Available-for-sale financial assets		4,371	5,236

		153,393	155,850
Current assets
Inventories		2,497	1,531
Trade and other receivables		15,532	18,145
Financial assets at fair value through profit or loss		841	1,093
Cash and cash equivalents		20,227	15,337

		39,097	36,106

Total Assets		192,490	191,956

LIABILITIES
Current liabilities
Trade and other payables		(17,356)	(20,610)
Convertible bonds	8	—	(9,441)
Other borrowings	7	(12,455)	(10,723)
Derivative financial instruments		—	(164)
Deferred income		(10,821)	(11,808)
Provisions		—	(282)

		(40,632)	(53,028)

Non-current liabilities
Convertible bonds	8	(63,343)	(50,382)
Other borrowings	7	(49,238)	(49,347)
Deferred income		(2,360)	(2,322)
Other non-current liabilities		(3,193)	(2,924)
Provisions		(1,606)	(1,664)

		(119,740)	(106,639)

Total Liabilities		(160,372)	(159,667)

Net Assets		32,118	32,289

SHAREHOLDERS’ EQUITY
Share capital	9	63,990	63,440
Share premium		323,264	320,980
Translation reserve		(1,592)	(1,156)
Fair value reserve		(1,406)	(543)
Retained earnings		(389,973)	(382,844)
Other reserves		37,835	32,412

Total Shareholders’ Equity		32,118	32,289

See Notes to the Interim Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2005

	Share capital	Share premium	Translation reserve	Fair value reserve	Retained earnings	Other reserves	Total equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
At 1 January 2005	63,440	320,980	(1,156)	(543)	(382,844)	32,412	32,289
Foreign currency translation differences	—	—	(436)	—	—	—	(436)
Fair value loss on available-for-sale investments	—	—	—	(863)	—	—	(863)

Net income recognised directly in equity	—	—	(436)	(863)	—	—	(1,299)
Loss for the period	—	—	—	—	(9,272)	—	(9,272)

Total recognised income	—	—	(436)	(863)	(9,272)	—	(10,571)
Share based payments	—	—	—	—	1,445	—	1,445
Issue of share capital	548	2,276	—	—	—	—	2,824
Exercise of share options	2	8	—	—	—	—	10
Repayment of convertible bonds due June 2005	—	—	—	—	698	(698)	—
Issue of convertible bonds due May 2024	—	—	—	—	—	6,121	6,121

At 30 June 2005	63,990	323,264	(1,592)	(1,406)	(389,973)	37,835	32,118

See Notes to the Interim Financial Statements.

CONSOLIDATED CASH FLOW STATEMENT

for the six month ended 30 June 2005

	Notes	Unaudited 6 months to 30 June 2005	Unaudited 6 months to 30 June 2004
		£’000	£’000
Cash flows from operating activities
Cash generated from operations	10	4,658	(2,886)
Income tax paid		(119)	(95)

Net cash generated from operating activities		4,539	(2,981)

Cash flows from investing activities
Purchases of property, plant and equipment		(1,050)	(2,760)
Purchases of intangible assets		(1,978)	(1,168)
Purchase of shares in associates		(173)	—
Purchase of available for sale investments		—	(168)
Disposal of available for sale investments		—	2,650

Net cash used in investing activities		(3,201)	(1,446)

Cash flows from financing activities
Proceeds from issue of ordinary share capital		11	181
Proceeds from issue of convertible bonds due June 2025		20,000	—
Proceeds from issue of convertible bonds due May 2024		—	20,000
Expenses of issue of convertible bonds due May 2024		—	(1,135)
Repayment of convertible bonds due June 2005		(9,806)	—
Repayments of borrowings		(5,151)	(3,339)
Repayment of finance lease principal		(39)	(176)
Interest paid		(2,920)	(4,112)
Interest received		249	316

Net cash used in financing activities		2,344	11,735

Effect of exchange rate changes		(16)	(323)

Net increase in cash and equivalents		3,666	6,985

Cash and cash equivalents at beginning of the period		15,337	22,042

Cash and bank overdrafts at end of the period		19,003	29,027

See Notes to the Interim Financial Statements.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

for the six months ended 30 June 2005

1 Accounting policies and the basis of preparation

Basis of preparation

The Group is required to prepare consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRS’) and applicable interpretations, as adopted for use in the EU, and with those parts of the Companies Act, 1985 applicable to companies reporting under IFRS, for the year ended 31 December 2005.

The interim financial information for the six months ended 30 June 2005 is unaudited and has been prepared by SkyePharma PLC in accordance with IFRS as adopted for use in the EU and expected to be endorsed by 31 December 2005. In preparing the underlying financial information, the Directors have applied certain first-time adoption provisions allowed by IFRS 1 based on those standards and interpretations that they expect to be effective and the policies they expect to adopt in the financial statements as at 31 December 2005. Comparative financial information presented for the periods ended 30 June 2004 and 31 December 2004 has been restated to conform to the same basis of preparation. The comparative information is unreviewed and unaudited.

The interim report does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2004, which were prepared under accounting principles generally accepted in the UK have been delivered to the Registrar of Companies. The auditors report on those accounts was unqualified and contained no statement under section 237(2) or section 237(3) of the Companies Act 1985.

The Group has established IFRS accounting policies which it expects to apply in its financial statements for the year ended 31 December 2005 and applied these policies and applicable IFRS 1 transition provisions to determine the opening balance sheet at its date of transition, 1 January 2004. The impact of transition from UK GAAP to IFRS on the Group’s shareholders’ funds as at 31 December 2004, and on the Group’s income statement for the six months ended 30 June 2004 is discussed in Note 11.

Transitional arrangements

The adoption of the provisions set out in IFRS 1 and the assumptions made about the standards and interpretations expected to be effective as at 31 December 2005 are outlined below.

•	Business Combinations: A first-time adopter may elect not to apply IFRS 3 - “Business Combinations” retrospectively to business combinations that occurred before the date of transition to IFRS. The Company elected to take advantage of this exemption, not applying IFRS 3 to the business combinations that occurred before the date of transition.

•	Share-Based Payments: A first-time adopter is encouraged, but not required, to apply IFRS 2 – “Share-Based Payments” to equity instruments that were granted on or before 7 November 2002 and not vested at 1 January 2005. The Company elected to adopt full retrospective application of IFRS 2, not taking advantage of the IFRS 1 exemption.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

for the six months ended 30 June 2005

•	Cumulative Translation Differences: A first-time adopter need not comply retrospectively with the requirement in IAS 21 – “The Effects of Changes in Foreign Exchange Rates” to classify translation differences as a separate component of equity related to foreign operations and recycle them through the income statement on disposal of the foreign operations. The Group elected not to take advantage of this exemption.

•	Financial Instruments: In its first IFRS financial statements a first time adopter need not restate the comparative information in compliance with IAS 32 – “Financial Instruments: Disclosure and presentation” and IAS 39 - Financial Instruments: Recognition and Measurement’. The Company elected not to take advantage of this exemption.

The Group has assumed that the European Commission will endorse the amendment to IAS 19 - “Employee benefits – Actuarial gains and losses, group plans and disclosures”. The Group recognises actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions directly in equity, in the period they have occurred.

Summary of principal accounting policies

(a) Consolidation

The underlying financial information comprises a consolidation of the accounts of the Company and all its subsidiaries and includes the Group’s share of the results and net assets of its associates. The accounts of the Group’s subsidiaries and associates are made up to 31 December.

Subsidiaries

Subsidiaries are all entities over which the Group has control. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases. The results of subsidiaries acquired or disposed during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The Group uses the purchase method to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

for the six months ended 30 June 2005

Associates

Associates are all entities over which the Group has the power to exercise significant influence but not control generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates includes goodwill identified on acquisition.

The Group’s share of its associates’ post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest or participation, including any other unsecured long-term receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Revenue recognition

Revenue comprises the fair value for the sale of goods and services, net of sales taxes, rebates and discounts and after eliminated sales within the Group. Revenue is recognised as follows:

Contract development and licensing

Contract development and licensing income represents amounts earned for services rendered under development and licensing agreements, including up-front payments, milestone payments, technology access fees and research and development costs recharged. Revenues are recognised where they are non-refundable, the Group’s obligations related to the revenues have been discharged and their collection is reasonably assured. Refundable contract revenue is treated as deferred until such time that it is no longer refundable. In general up-front payments are deferred and amortised on a systematic basis over the period of development to filing. Milestone payments related to scientific or technical achievements are recognised as income when the milestone is accomplished.

Royalty income

Royalty income is recognised on an accruals basis and represents income earned as a percentage of product sales in accordance with the substance of the relevant agreement.

Manufacturing and distribution

Manufacturing and distribution revenues principally comprise contract manufacturing fees invoiced to third parties and income from product sales. Revenues are recognised upon transfer to the customer of significant risks and rewards, usually upon despatch of goods shipped where the sales price is agreed and collectability is reasonably assured.

Interest income

Interest income is recognised on a time-proportion basis using the effective interest method.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

for the six months ended 30 June 2005

(c) Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

Intellectual property

Intellectual property comprises acquired patents, trade marks, know-how and other similarly identified rights. These are recorded at their fair value at acquisition date and are amortised on a straight line basis over their estimated useful economic lives from the time they are available for use. The period over which the Group expects to derive economic benefits does not exceed 20 years.

Research and development

Research expenditure is charged to the income statement in the period in which it is incurred. Development expenditure is capitalised when the criteria for recognising as asset are met - when it is probable that the project will be a success, considering its commercial and technological feasibility, and costs can be measured reliably. Regulatory and other uncertainties generally mean that such criteria are not met. Where development costs are capitalised they are amortised over their useful economic lives from product launch. Prior to product launch the asset is tested annually for impairment.

Computer software

Costs that are directly associated with the purchase and implementation of identifiable and unique software products by the Group are recognised as intangible assets. Expenditures that enhance and extend the benefits of computer software programmes beyond their original specifications and lives are recognised as a capital improvement and added to the original cost of the software. Direct costs include the software development employee costs and an appropriate portion of relevant overheads. Software costs are amortised over their useful economic lives, generally a period of 3 to 5 years.

(d) Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Any impairment loss is charged to the income statement in the year concerned. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash in flows (cash-generating units).

The expected cash flows generated by the assets are discounted using asset specific discount rates which reflect the risks associated with the groups of assets. These risks vary with the nature and the location of the cash generating units.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

for the six months ended 30 June 2005

(e) Investments

The Group classifies its investments according to the purpose for which the investments were acquired. Management determines the classification of investments at initial recognition and re-evaluates the designation at every reporting date. The Group has the following categories of investments:

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are not acquired to generate profit from short-term fluctuations in price. They are included in non-current assets unless management intends to dispose of the asset within 12 months of the balance sheet date.

Available-for-sale investments are initially recorded at cost, being the fair value of consideration given, plus transaction costs. Subsequently, available-for-sale investments comprising marketable equity securities that are traded in active markets are carried at their value as of each balance sheet date.

Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale investments are recognised in equity. When available-for-sale investments are sold or impaired, the accumulated fair value adjustments in equity are recycled into the income statement as gains and losses from investment securities.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

Financial assets at fair value through profit or loss

The Group classifies investments in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Financial assets at fair value through profit or loss are initially recorded, and subsequently carried, at fair value. Realised and unrealised gains and losses arising from changes in the fair value of assets held in this category are included in the income statement in the period in which they arise. Financial assets at fair value through profit or loss are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

(f) Convertible bonds

On issue the debt and equity components of a convertible bond are separated and recorded at fair value net of issue costs. The fair value of the liability portion is determined applying a market interest rate for an equivalent non-convertible bond to the forecast cash flows under the convertible bond agreement. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds of the bond is allocated to the conversion option which is recognised and included in shareholders’ equity, net of income tax effects. The value of the conversion option is not changed in subsequent periods.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the six months ended 30 June 2005

2 Analysis of revenues

Revenue earned may be analysed by category as follows:

	Unaudited 6 months to 30 June 2005	Unaudited 6 months to 30 June 2004
	£’000	£’000
Contract development and licensing
Milestone payments	17,631	18,087
Research and development costs recharged	1,842	2,889
	19,473	20,976
Royalties	11,995	10,271
Manufacturing and distribution	4,568	3,852

	36,036	35,099

An analysis of revenue by customer location is presented below:

	Unaudited 6 months to 30 June 2005	Unaudited 6 months to 30 June 2004
	£’000	£’000
UK	8,519	9,066
Europe	8,536	11,673
North America	15,307	12,551
Rest of world	3,674	1,809

	36,036	35,099

3 Exceptional items

	Unaudited 6 months to 30 June 2005	Unaudited 6 months to 30 June 2004
	£’000	£’000
Restructuring costs	—	(537)
Profit on disposal of available-for-sale investment	—	2,021

	—	1,484

Exceptional items in 2004 include a charge of £0.5 million relating to the reorganisation of some research and development operations and other business functions commenced during 2003. The reorganisation has been completed during 2005. In addition, £2.0 million relates to the profit on disposal of the Group’s investment in Transition Therapeutics. The exceptional items do not give rise to a taxation charge or credit.

4 Other income and expenses

	Unaudited 6 months to 30 June 2005	Unaudited 6 months to 30 June 2004
	£’000	£’000
(Loss)/ gain on financial assets at fair value through profit or loss	(252)	644
Profit on disposal of available-for-sale investment	—	2,021

	(252)	2,665

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the six months ended 30 June 2005

5 Earnings per share

	Loss	Weighted average number of shares	Per share amount
	£’000	‘000	Pence
Basic and diluted loss per share	(9,272)	619,369	(1.5)

The loss per share can be analysed as follows:
Loss per share before amortisation	(8,252)	619,369	(1.3)
Amortisation	(1,020)	619,369	(0.2)

Basic and diluted loss per share	(9,272)	619,369	(1.5)

There is no difference between basic and diluted loss per share since in a loss making period all potential shares are anti-dilutive.

Shares held by the SkyePharma PLC General Employee Benefit Trust have been excluded from the weighted average number of shares.

6 Investments in associates

	30 June 2005	31 December 2004
	£’000	£’000
Beginning of the period	14,332	—
Reclassification of investment as associate	—	14,217
Additions	2,996	125
Share of loss	(576)	(10)

End of the period	16,752	14,332

During the period the Group issued 5,482,238 Ordinary Shares to two former Astralis Directors to acquire 11,160,000 common shares in Astralis. The resulting holding at 30 June 2005 represents approximately 49.7% of the common shares.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the six months ended 30 June 2005

7 Borrowings

	30 June 2005	31 December 2004
	£’000	£’000
Current
Convertible bonds due June 2005	—	9,441

Bank overdraft	1,224	—
Bank borrowings	2,221	3,526
Property mortgage	258	275
Paul Capital funding liabilities	8,723	6,847
Finance lease liabilities	29	75

Other current borrowings	12,455	10,723

Total current borrowings	12,455	20,164

Non-current
Convertible bonds due May 2024	50,577	50,382
Convertible bonds due June 2025	12,766	—

	63,343	50,382
Bank borrowings	977	—
Property mortgage	6,546	7,100
Paul Capital funding liabilities	41,643	42,187
Finance lease liabilities	72	60

Other non-current borrowings	49,238	49,347
Total non-current borrowings	112,581	99,729

Total borrowings	125,036	119,893

Bank Overdraft

At 30 June 2005 the Group had an overdraft facility of £1.3 million (CHF 3 million) with Bassellandschaftliche Kantonalbank secured on the assets of Jago.

Bank Borrowings

At 30 June 2005 bank borrowings include two amounts due to the Basellandschaftliche Kantonalbank of £0.9 million (CHF 2 million) and £0.7 million (CHF 1.5 million). Both loans are renewable annually and bear interest at 6.5% and 6.0% respectively. Both loans are secured on the assets of Jago and the £0.7 million (CHF 1.5 million) loan is guaranteed by SkyePharma PLC.

The Group had a loan as at 30 June 2005 with GE Capital Corp of £1.7 million ($3.1 million). The loan is secured by certain assets of SkyePharma Inc, SkyePharma US Inc and SkyePharma PLC. The loan bears interest at 8.0% and is repayable by instalments until September 2007.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the six months ended 30 June 2005

Property Mortgage

At 30 June 2005, the Group had a property mortgage facility with the Basellandschaftliche Kantonalbank of £6.8 million (CHF 15.8 million) of which £0.3 million (CHF 0.6 million) is shown within current borrowings. The mortgage is in two tranches, both secured by the assets of Jago. The first tranche of £2.7 million (CHF 6.4 million) bears interest at 2.75% and is repayable by instalments over 16 years semi-annually. The second tranche of £4.1 million (CHF 9.4 million) bears interest at 2.75% and is repayable by instalments over 47 years semi- annually.

Paul Capital Funding Liabilities

The Group entered into two transactions with Paul Capital Royalty Acquisition Fund (‘Paul Capital’) in 2000 and 2002. Under these transactions Paul Capital provided a total of $60 million in return for the sale of a portion of the potential future royalty and revenue streams on a selection of the Group’s products.

Whilst the contractual arrangement with Paul Capital is a royalty agreement under which royalties are payable on revenues earned and payments received, the proceeds received from Paul Capital meet the definition of a financial liability under IAS 32, and are treated as a financial liability. Royalties paid to Paul Capital are treated as repayment of the liability and notional interest is charged on the liability. The liability has no face value but represents the net present value of royalties the Company expect to pay Paul Capital over the term of the agreement. If ultimately revenues are lower than we forecast, the royalty payments to Paul Capital will be lower and the calculated value of the liability will fall.

Finance lease liabilities

Obligations under hire purchase and finance leases are secured upon the assets to which they relate and as at 30 June 2005 £0.1 million (SKR 0.9 million) is guaranteed by SkyePharma PLC.

8 Convertible Bonds

On 31 May 2005 the Group announced that it had signed agreements for a private placement of £20 million 8% convertible bonds, with a first put after five years by the holder of the bonds, and a final maturity of June 2025. The bonds were issued on 3 June 2005. The bonds are convertible at the option of the holder into SkyePharma Ordinary Shares at an initial conversion price of 81 pence at any time prior to maturity. The bond contains a price reset feature such that if on 3 June 2006 the Company’s average share price for the preceding 10 days (reset price) is less than the conversion price, then the conversion price shall be adjusted to the reset price subject to a maximum reduction of 25% in the conversion price. Unless previously redeemed or converted, the bonds will be redeemed by the Group at their principal amount in June 2025. The convertible bonds existing at 30 June 2005, due in May 2024, are not affected by this transaction.

On 19 June 2005 £9.8 million of convertible bonds due June 2005 were redeemed in full by the Company at their principal amount.

As a result of these transactions the Group has £69.6 million convertible bonds due May 2024 and £20 million convertible bonds due June 2025 outstanding as at 30 June 2005.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the six months ended 30 June 2005

9 Share capital

	Ordinary Shares of 10p each Number	Nominal value	Deferred ‘B’ Shares of 10p each Number	Nominal value
		£’000		£’000
At 1 January 2005	622,398,743	62,240	12,000,000	1,200
Exercise of share options	20,204	2	—	—
Acquisition of shares in Astralis	5,482,238	548	—	—

At 30 June 2005	627,901,185	62,790	12,000,000	1,200

During the period the Group issued 5,482,238 Ordinary Shares to two former Astralis Directors to acquire 11,160,000 common shares in Astralis.

10 Cash flow from operating activities

	Unaudited 6 months to 30 June 2005	Unaudited 6 months to 30 June 2004
	£’000	£’000
Loss for the period	(9,272)	(8,658)
Adjustments for:
Tax	124	95
Depreciation	3,110	2,929
Amortisation	1,020	1,005
Fair value (gain)/loss on derivative financial instruments	(164)	907
Interest expense	8,652	8,856
Interest income	(357)	(370)
Share of loss in associate	576	—
Other non-cash changes	1,697	773
Profit on disposal of investment	—	(2,021)

Operating cash flows before movements in working capital	5,386	3,516

Changes in working capital
Increase in inventories	(966)	(52)
Decrease in trade and other receivables	2,535	1,174
Decrease in trade and other payables	(1,979)	(2,319)
Decrease in deferred income	(949)	(4,437)
Increase/(decrease) in provisions	631	(768)

Cash generated from operations	4,658	(2,886)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the six months ended 30 June 2005

11 Transition from accounting practices generally accepted in the UK to International Financial Reporting Standards

Set out below are reconciliations of total equity and reserves and income from UK GAAP to IFRS.

Total equity and reserves

	Notes		Unaudited year ended 31 December 2004
			£ 000
Total equity and reserves as reported under UK GAAP			63,623
Adjustments to conform to IFRS
Revenue recognition	(a	)	(6,727)
Sale of royalty interests to Paul Capital	(b	)	(43,225)
Amortisation of goodwill	(d	)	4,136
Convertible bonds	(e	)	16,429
Fixed assets investments	(f	)	(543)
Other financial instruments	(g	)	(162)
Pensions	(h	)	(1,242)

Total equity and reserves under IFRS			32,289

Loss for the period

	Notes		Unaudited 6 months to 30 June 2004
			£ 000
Loss for the period as reported under UK GAAP			(10,194)
Revenue recognition	(a	)	6,576
Sale of royalty interest to Paul Capital	(b	)	(4,369)
Share based payments	(c	)	(1,660)
Goodwill amortisation	(d	)	2,067
Convertible bonds	(e	)	(171)
Other financial instruments	(g	)	(907)

Loss for the period as reported under IFRS			(8,658)

The IFRS adjustments set out in the reconciliations are explained below:

(a) Revenue recognition

Under UK GAAP SkyePharma has generally recognised up front payments immediately in full where there are no material future obligations and the payments are non-refundable, on the basis that the up front payment relates to past services. Under IFRS generally up front payments will be deferred and amortised on a systematic basis over the period of product development to filing. However, the accounting for each agreement will continue to be determined on an individual basis.

The IFRS restatement increases revenue in the period to 30 June 2004 by £6.6 million so reducing operating and retained loss by £6.6 million. This relates to upfront payments that have been previously recognised in the UK GAAP financial statements in earlier years but which under IFRS would not have been recognised in full, but deferred across the period of development to filing. The restatement increases deferred income at 31 December 2004 by £6.7 million.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the six months ended 30 June 2005

(b) Sale of royalty interest to Paul Capital

The Group entered into two transactions with Paul Capital Royalty Acquisition Fund (‘Paul Capital’) in 2000 and 2002. Under these transactions Paul Capital provided a total of $60 million in return for the sale of a portion of the potential future royalty and revenue streams on a selection of the Group’s products. Under UK GAAP the proceeds received from Paul Capital are treated as a sale and recorded as operating income and the royalties are expensed when incurred.

Under IFRS the proceeds received from Paul Capital meet the definition of a financial liability under IAS 32, and are treated as such. No operating income is recognised, royalties paid to Paul Capital are treated as repayment of the liability and in addition notional interest is charged on the liability. The contractual arrangement with Paul Capital is unaffected by this change in accounting and the arrangement remains a royalty agreement under which royalties are payable on revenues earned and payments received. The liability has no face value but represents the net present value of royalties we expect to pay Paul Capital over the term of the agreement.

The IFRS restatement reduces operating loss in the period to 30 June 2004 by £1.8 million, being the removal of royalties payable of £1.9 million, foreign exchange losses of £0.9 million and other operating income of £1.0 million. However the IFRS restatement increases the interest charge in the period to 30 June 2004 by £6.2 million to result in an overall increase in retained loss by £4.4 million. The restatement decreases net assets at 31 December 2004 by £43.2 million being the recognition of the Paul Capital debt of £49.0 million, the removal of £7.1 million of deferred operating income, which will no longer be recognised under IFRS and elimination of £1.3 million in relation to prepaid royalties.

(c) Share based payments

IFRS 2 requires that for share option awards to employees, the fair value of the employee services received should be measured by reference to the fair value of the share option at the grant date. This differs significantly from the treatment under UK GAAP where the charge to the profit and loss account was based on the difference between the fair value of the shares at the date of grant and the exercise price. Since SkyePharma has historically granted employee options where the share price at the date of grant equals the exercise price, there has been no charge recorded under UK GAAP.

SkyePharma is adopting full retrospective application of IFRS 2. The IFRS restatement results in an additional charge to the income statement in the period to 30 June 2004 of £1.7 million, increasing both operating and retained loss. The restatement has no impact on net assets.

(d) Goodwill amortisation

Under UK GAAP goodwill has been amortised over its estimated expected useful life which the Directors determined as 20 years. Under IFRS, goodwill is considered to have an indefinite life and so is not amortised, but is subject to annual impairment testing. Therefore the annual goodwill charge made under UK GAAP will not be recorded under IFRS from 1 January 2004, the IFRS transition date. The IFRS restatement results in a reduction in the amortisation charge in the period to 30 June 2004 of £2.1 million thereby reducing both operating and retained loss.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the six months ended 30 June 2005

(e) Convertible bonds

Under UK GAAP the total net proceeds of the convertible bond issues in 2000 (due in 2005) and 2004 (due in 2024) were recorded as debt. Under IFRS the conversion feature of each of the bonds must be split from the debt and classified as equity. The net impact of the changes to IFRS and in particular the split of the equity component of each bond has led, at 31 December 2004, to a reduction in the carrying value of convertible debt of £16.4 million and a corresponding increase in equity. While the carrying value of the convertible debt in the balance sheet is reduced, the amount of debt repayable at maturity is unchanged and consequently under IFRS the Group records higher interest charges in each year to maturity or conversion.

In the period to 30 June 2004, the impact of these factors led to an additional interest charge of £0.2 million. The terms of the debt are unaffected and the physical cash payments due remain the same; as such the cost of the debt in cash terms is unaffected.

(f) Fixed assets investments

Under UK GAAP fixed asset investments are stated at the lower of cost and net realisable value. Under IFRS most of SkyePharma’s investments are classified as ‘Available for sale investments’ and as such stated at fair value with any unrealised gains or losses recorded in equity. The IFRS restatement reduces net assets at 31 December 2004 by £0.5 million and does not effect the income statement.

(g) Other financial instruments

Under UK GAAP, periodic gains and losses on interest and foreign currency derivatives designated as hedges are not recognised until the operational transactions to which they are linked occur. No derivatives have been designated as hedges under IFRS and therefore in accordance with IAS 39 such instruments have been recognised at fair value at the balance sheet date with gains and losses being recorded in the income statement.

SkyePharma is adopting full retrospective application of IAS 32 and IAS 39 and has therefore restated its opening balance and 2004 result accordingly. This restatement has led to an additional charge in the period to 30 June 2004 of £0.9 million, increasing both operating and retained loss. As at 31 December 2004 the IFRS restatement reduces net assets by £0.2 million.

(h) Pensions

The IFRS adjustment on pensions relates to the Company’s pension schemes in France and Switzerland. In accordance with IFRS1, the Group has fully recognised all actuarial gains and losses on its pension schemes in France and Switzerland at 1 January 2004, its transition date. Subject to the endorsement by the European Union of IAS 19 (revised), ongoing actuarial gains and losses will be recognised in the Statement of Recognised Income and Expenditure.

(i) Other

Under IFRS the Group is required to capitalise research and development costs when the criteria laid out in IAS 38 are met. The Group has reviewed its historical research and development projects and determined that no expenditure incurred to date meets the criteria for capitalisation in IAS 38. However the Group will continue to review its development expenditure against the relevant criteria and will capitalise such expenditure when it is appropriate.

END